Exhibit (d)(3)

DEED OF IRREVOCABLE UNDERTAKING

To:	K1 Investment Management, LLC,

K5 Private Investors L.P.,

Meridian Topco LLC. and

Meridian Bidco LLC

875 Manhattan Beach Blvd.

Manhattan Beach, CA 90266

United States of America

__________________ 2024

Dear Sirs

PROPOSED ACQUISITION OF MARIADB PLC BY K1 INVESTMENT MANAGEMENT, LLC

I refer to the proposed acquisition of MariaDB plc (the Company) by K1 Investment Management, LLC (K1).

Under the proposed transaction, Meridian Bidco LLC (BidCo), a wholly owned Affiliate of K1, proposes to acquire the entire issued and to be issued share capital of the Company pursuant to the Takeover Offer or Scheme, substantially on the terms and subject to the conditions set out in the draft Rule 2.7 Announcement a copy of which is attached at Schedule 2 hereto (save for any amendments approved by or on behalf of K1), which terms may be revised on no less favourable terms pursuant to a revised Rule 2.7 Announcement published after the date of this Undertaking (the Proposed Transaction).

I understand that the Proposed Transaction is currently expected to be implemented by way of the Takeover Offer and that it is proposed that the terms of the Takeover Offer will be contained in an offer document addressed, inter alia, to the shareholders of the Company that would be an offer document for the purpose of the Rules and the Act (the Offer Document).

This Undertaking sets out the terms and conditions on which I will accept (or procure acceptance) in favour of the Proposed Transaction and the Takeover Offer or, if applicable, vote (or procure a vote) in favour of the Scheme, in respect of the Subject Shares.

Capitalised terms used in this Undertaking shall have the meaning given to such terms in paragraph 13 below unless otherwise defined.

1.	Shareholdings

I hereby irrevocably and unconditionally represent and warrant to you that:

1.1	set out in part 1 of Schedule 1 are true, complete and accurate details of the ordinary shares of $0.01 each in the share capital of the Company of which I am the registered and/or beneficial owner or am otherwise authorised to control the exercise of all rights attaching to such shares and I confirm that such shares are owned free of any encumbrances or third party rights of any kind (the Company Shares);

1.2	I have all necessary power and authority to direct the actions of any nominee or custodian who holds legal title to the Subject Shares on my behalf (the Nominee) to enable me to comply with the Obligations;

1.3	set out in part 2 of Schedule 1 are true, complete and accurate details of all options, warrants or other rights to subscribe for, purchase, convert into, exchange or exercise for or otherwise acquire or call for delivery of any shares of the Company, including, without limitation, any company options, (together with any further such options, warrants and other such rights which I, or the Nominee, may become entitled to and/or receive at any time after the date of this Undertaking (the Convertible Securities);

1.4	other than as set out in Schedule 1 and save for any rights provided for in the articles of association of the Company and/or pursuant to company law in favour of the holders of the Company shares generally, I do not have any interest (as defined in the Rules) in any shares of the Company or any direct or indirect right to subscribe for, purchase, convert into, exchange or exercise for or otherwise acquire or call for delivery of any such shares; and

1.5	I have full power and authority, and the right (free from any legal or other restrictions), and will at all times continue to have all relevant power and authority and the right, to enter into and perform the Obligations.

2.	Dealings and undertakings

2.1	I hereby unconditionally and irrevocably agree and undertake to you that (other than in connection with the Proposed Transaction) before this Undertaking lapses in accordance with paragraph 9, I shall not and shall procure that the Nominee shall not, directly or indirectly:

2.1.1	sell, transfer, assign, tender in any tender or exchange offer, dispose of, charge, pledge or otherwise encumber or grant any option or award or other right over or otherwise deal with any of the Subject Shares or any interest in any of them (whether conditionally or unconditionally), except pursuant to the Takeover Offer or the Scheme (as applicable);

2.1.2	vote in favour of any resolution to approve, or otherwise in connection with (i) an acquisition of any shares in the Company by any person other than BidCo (or any member of the K1 Group), or (ii) any other transaction which is proposed by any person other than BidCo (or any member of the K1 Group) which relates to the shares of the Company or which could otherwise hinder or impede the Takeover Offer or Scheme (as applicable);

2.1.3	withdraw the acceptance(s) in favour of the Takeover Offer (or the vote(s) in favour of the Scheme referred to in paragraph 7) in respect of all or any of the Subject Shares notwithstanding that I may have become entitled to effect such withdrawal by virtue of the Rules or otherwise by the terms of the Proposed Transaction or applicable law, and shall procure that any acceptance in favour of the Takeover Offer (or any vote in the case of a Scheme) in respect of the Subject Shares is not withdrawn;

2.1.4	deposit any Subject Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Undertaking;

2.1.5	without the consent of the K1 Group, take any step, including voting the Subject Shares, requisitioning, or joining in requisitioning of, any general or class meeting of the Company, or taking any other action, that would or might reasonably be expected to restrict or impede the Takeover Offer becoming unconditional or, as the case may be, the Scheme becoming effective;

2.1.6	accept or give any undertaking to accept any offer made or proposed to be made in respect of any shares in the Company (by whatever means the same is to be implemented) by any person other than BidCo (or any member of the K1 Group); or

2.1.7	enter into any agreement or arrangement (whether or not legally binding) with any person, whether conditionally or unconditionally, or give any public indication of intent which is in any way inconsistent with this paragraph 2.1 or which would or might reasonably be expected to restrict the acquisition of the Subject Shares by BidCo (or any member of the K1 Group) under the Proposed Transaction.

2.2	I further undertake to you that I shall not, until this Undertaking lapses in accordance with paragraph 9, acquire any interests (as defined in the Rules) or otherwise deal or undertake any dealing (also as defined in the Rules) in any Relevant Securities of the Company (including, for the avoidance of doubt, the exercising, exchange or conversion of any Convertible Securities), except pursuant to the Takeover Offer or the Scheme (as applicable).

3.	Undertaking to accept the Takeover Offer

3.1	I hereby irrevocably and unconditionally agree and undertake to you that I shall, or shall procure that the Nominee shall, no later than 5.00 p.m. (New York Time) on the date which is five days after the posting of the Offer Document to the Company’s shareholders, accept (or procure the acceptance of) the Takeover Offer in respect of the Subject Shares by:

3.1.1	completing or procuring the completion and delivery to you or your agent of the form(s) of acceptance of the Takeover Offer; or

3.1.2	taking such other steps (or procuring the taking of such other steps) as may be set out in the Offer Document, insofar as such steps are reasonably required, to effect acceptance of the Takeover Offer (in each case in accordance with the terms of the Offer Document); or

3.1.3	if so required by you, execute or procure the execution of all such other documents as may be reasonably necessary to give you the full benefit of this Undertaking,

(the Acceptance).

4.	Election

(If making an election when returning this Undertaking, recipient to include either paragraph 4.1(a) or (b) (as appropriate) and delete paragraph 4.2. If recipient intends to reserve its right to elect until formally accepting the Offer, please include paragraph 4.2 and delete paragraph 4.1))

4.1	[I hereby irrevocably and unconditionally agree and undertake to you that I shall, or shall procure that the Nominee shall, by way of the Acceptance:

4.1.1	elect in respect of the Subject Shares:

(a)	[the Cash Offer];

OR

(b)	[the Unlisted Unit Alternative (as defined in the Rule 2.7 Announcement),]

4.1.2	not withdraw, revoke or vary such election without the prior written consent of BidCo and/or the K1 Group.]

4.2	[This Undertaking does not constitute an election for either the Cash Offer or the Unlisted Unit Alternative (as defined in the Rule 2.7 Announcement) and I reserve the right to make, in due course and by way of the Acceptance, an election for the Cash Offer or for the Unlisted Unit Alternative in respect of the Subject Shares.]

5.	Documentation

5.1	I consent to:

5.1.1	this Undertaking being disclosed to the Panel;

5.1.2	the inclusion of references to me and particulars of this Undertaking and my holdings of relevant securities of the Company being included in the Rule 2.7 Announcement, and any Offer Document, and any other announcement made, or document issued, by or on behalf of the Company and/or the K1 Group in connection with the Proposed Transaction; and

5.1.3	this Undertaking being available for inspection as required by the Rules.

5.2	I shall promptly give you all such information with respect to my holding of Subject Shares and any assistance as you may reasonably require for the preparation of the Rule 2.7 Announcement, any Offer Document and any other announcement to be made, or document to be issued, by or on behalf of BidCo, the K1 Group or the Company in connection with the Proposed Transaction in order to comply with the requirements of the Rules, the Panel, or any other applicable legal or regulatory requirement and I shall notify you promptly if any such information changes.

6.	Confidentiality

I shall keep the possibility, terms and conditions of the Proposed Transaction and the existence of this Undertaking confidential until the Rule 2.7 Announcement is released, provided that I may disclose the same to the Company and its advisers in which case I shall procure that they observe confidentiality in the same terms. The Obligations in this paragraph 6 shall survive termination or lapse of this Undertaking.

7.	Implementation by way of Scheme

7.1	I acknowledge that BidCo and/or the K1 Group shall have the right and may elect at any time (with the consent of the Panel (if required) and whether or not the Offer Document has then been despatched) to implement the Proposed Transaction by way of a scheme of arrangement under Chapter 1 of Part 9 of the Act (a Scheme), as opposed to by way of the Takeover Offer.

7.2	If BidCo and/or the K1 Group was to implement the Proposed Transaction by way of a Scheme, I undertake and warrant that, notwithstanding any other provision of this Undertaking, any undertakings, agreements, warranties, appointments, consents and waivers in this Undertaking shall apply mutatis mutandis to such Scheme and, in particular, I hereby irrevocably and unconditionally agree and undertake to you that I shall, or shall procure that the Nominee shall:

7.2.1	exercise, or (as appropriate) procure the exercise of, all voting rights attaching to the Subject Shares to vote in favour of all resolutions (including a Relevant Resolution) to approve the Proposed Transaction, the Scheme and any related matters proposed at any general or class meeting or postponed meeting of the Company in connection with the Scheme (the EGM) and any meeting or class meeting or postponed meeting of the Company convened pursuant to section 450 of the Act to approve the Scheme (a Scheme Meeting) or at any postponement of any such meeting and to vote against any adjournment of the EGM or Scheme Meeting (all such resolutions collectively, the Scheme Resolutions);

7.2.2	execute, or (as appropriate) procure the execution of, any forms of proxy in respect of the Subject Shares required by BidCo and/or the K1 Group validly appointing any person nominated by BidCo and/or the K1 Group to attend and vote at any EGM and/or Scheme Meeting (or any adjournment or postponement thereof) in favour of the Scheme Resolutions, and shall ensure that any such executed forms of proxy are received by the Company’s registrars not later than 5:00 p.m. (New York Time) on the tenth Business Day after the Company sends the Scheme Document to the Company’s shareholders (or, in respect of any Further Company Shares, within five days of acquiring an interest in such shares, if later);

7.2.3	not revoke (or seek to cause the revocation of) the terms of any proxy submitted in accordance with paragraph 7.2, either in writing or by attendance at any EGM or Scheme Meeting (or any adjournment or postponement thereof) or otherwise; and

7.2.4	not exercise any voting rights attaching to the Subject Shares to vote in favour of any competing scheme of arrangement or any action which may frustrate the implementation of the Proposed Transaction.

7.3	A Relevant Resolution means:

7.3.1	any Scheme Resolution;

7.3.2	any other resolution (whether or not amended) proposed at a general or class meeting of the Company, or at an adjourned meeting, the passing of which is necessary to implement the Scheme; and

7.3.3	a resolution to adjourn a general or class meeting of the Company whose business includes the consideration of any Scheme Resolution and which is recommended by the board of directors of the Company.

7.4	References in this Undertaking to:

7.4.1	the Takeover Offer becoming or being declared unconditional shall be read as references to the Scheme becoming effective;

7.4.2	the Takeover Offer lapsing or withdrawn shall be read as references to the Scheme lapsing or being withdrawn;

7.4.3	the Offer Document shall be read as references to the Scheme Document; and

7.4.4	the Takeover Offer shall be read as references to the Scheme.

8.	Time of the essence

Any time, date or period mentioned in this Undertaking may be extended by mutual agreement but as regards to any time, date or period originally fixed or as extended, time shall be of the essence.

9.	Lapse of undertaking

9.1	Notwithstanding any other provision of this Undertaking, this Undertaking (and all of my Obligations) shall lapse and cease to have any effect on and from the earliest of the following occurrences:

9.1.1	the Rule 2.7 Announcement is not released by 5.00 p.m. (New York Time) on 22 April 2024 (or such later time as the Panel may permit in accordance with Rule 2.6 of the Rules);

9.1.2	BidCo and/or the K1 Group publicly announces that it does not intend to make or proceed with the Proposed Transaction and no new, revised or replacement offer or scheme is announced in accordance with Rule 2.7 of the Rules, either at the same time or within two days of such announcement;

9.1.3	the Takeover Offer lapses, closes or is withdrawn (which, for the avoidance of doubt, will not be deemed to have occurred only by reason of BidCo and/or the K1 Group electing to switch from the Takeover Offer to a Scheme in accordance with paragraph 7); and

9.1.4	the Takeover Offer becomes or is declared unconditional in all respects or the Scheme becomes effective.

9.2	For the avoidance of doubt and subject to paragraphs 9.1.2 – 9.1.4, this Undertaking shall continue in full force and effect in circumstances where BidCo and/or the K1 Group publicly announces a revised Rule 2.7 Announcement at any time after the date of this Undertaking, on terms no less favourable to those contained in the Rule 2.7 Announcement published on or around the date of this Undertaking, and any such revision shall not cause the Undertaking to lapse.

10.	Governing law

This Undertaking and any suit, action or proceedings that may arise out of or in connection with it shall be governed by and construed in accordance with the laws of Ireland and I agree that the courts of Ireland are to have exclusive jurisdiction to hear and determine any suit, action or proceedings that may arise out of or in connection with this Undertaking and, for such purposes, I irrevocably submit to the jurisdiction of such courts.

11.	Specific performance

Without prejudice to any other rights or remedies which you may have, I acknowledge and agree that damages may not be an adequate remedy for any breach by me of any of the Obligations and BidCo and/or the K1 Group shall be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any of the Obligations and no proof of special damages shall be necessary for the enforcement by you of your rights.

12.	Severability

The covenants and undertakings contained in this Agreement and each part of them are entirely severable and separately enforceable so that each covenant and undertaking and each part of them shall be deemed to be a separate covenant and undertaking.

13.	Interpretation

13.1	In this Undertaking, the following words and expressions shall have the meaning set opposite them:

Act means the Companies Act 2014, all enactments which are to be read as one with, or construed or read together with the Companies Act 2014 and every statutory modification and re-enactment thereof for the time being in force;

Affiliate of any Person means (a) any other Person which, directly or indirectly, controls or is controlled by or is under common control with such Person and (b) any officer or director of such Person. A Person shall be deemed to be “controlled by” any other Person if such Person possesses, directly or indirectly, power to vote 10% or more of the securities (on a fully diluted basis) having ordinary voting power for the election of directors or managers or power to direct or cause the direction of the management and policies of such Person whether by contract or otherwise;

Applicable Requirements means the requirements of the Act, the Rules and the requirements of any other applicable law or regulation or the requirements of any court or governmental or regulatory authority;

Business Day means any day, other than a Saturday, Sunday or public holiday in Dublin, Ireland;

Cash Offer means $0.55 in respect of each Company Share;

Further Company Shares means (i) any further shares in the share capital of the Company in respect of which I acquire an interest and in respect of which I am entitled to exercise, or direct the manner of exercise of, the voting of such shares and (ii) any other shares in the share capital of the Company that are attributable to or derived from any such further shares mentioned in limb (i) of this definition;

Interest and interested have the meanings given to those terms in the Rules;

K1 Group, means K1, K5, Meridian Topco LLC, BidCo and each of their respective Affiliates;

K5 means K5 Private Investors, L.P., a limited partnership organised and existing under the laws of Delaware with a registered address at 1209 Orange Street, Wilmington, Delaware 19801;

Obligations means my undertakings, agreements, warranties, appointments, consents and waivers set out in this Undertaking;

Panel means the Irish Takeover Panel;

Person means any natural person, corporation, partnership, trust, limited liability company, association, governmental authority or unit, or any other entity, whether acting in an individual, fiduciary or other capacity;

Relevant Securities has the meaning given to that term in the Rules;

Rules means The Irish Takeover Panel Act 1997, Takeover Rules 2022;

Rule 2.7 Announcement means the relevant Rule 2.7 Announcement in respect of the Proposed Transaction which sets out the terms and conditions upon which BidCo proposes to acquire the entire issued and to be issued share capital of the Company pursuant to the Takeover Offer or Scheme;

Subject Shares means Company Shares, Convertible Securities or Further Company Shares;

Takeover Offer means the proposed acquisition of the Company by BidCo pursuant to an “offer”, as that term is defined under the Rules; and

Undertaking means this deed of irrevocable undertaking.

13.2	Unless otherwise defined, capitalised terms shall have the meaning given to them by the Rules.

14.	Power of Attorney

14.1	In order to secure the performance of the Obligations, for so long as this Undertaking has not lapsed in accordance with paragraph 9, I hereby irrevocably appoint individually or collectively each and every one of the investment committee of K1 (each, an Attorney) to be my attorney in my name and on my behalf to execute any form or forms of acceptance and/or such other documents and do such other acts or things (if any) as may be reasonably necessary to accept and/or vote in favour of the Takeover Offer or Scheme (as applicable) and/or to otherwise satisfy the Obligations in respect of my Subject Shares.

14.2	The power of attorney granted under this paragraph 14 shall at any time take effect as if it had individually named the persons who are at that time on the investment committee of K1.

14.3	Any action authorised under this power of attorney may be taken by any Attorney acting alone.

14.4	I hereby irrevocably undertake to ratify any such act committed in exercise of this power, if called upon to do so. I also acknowledge that this power of attorney is irrevocable until this Undertaking lapses in accordance with its terms.

15.	Acknowledgments and undertaking

15.1	I hereby accept and acknowledge that, subject to paragraph 9, the Obligations assumed pursuant to this Undertaking are irrevocable.

15.2	I hereby accept and acknowledge that I have not entered into this Undertaking relying on any statement or representation, whether or not made by any member of the K1 Group (or any of their respective directors, officers, employees or agents) or any other person and that nothing in this Undertaking obliges any member of the K1 Group to announce or proceed with the Takeover Offer or despatch the Offer Document in the event that it is not required to do so by the Rules.

15.3	I undertake to give such directions to the Nominee to take such acts and do such things as are necessary to give each member of the K1 Group the full benefit of this Undertaking. References in this Undertaking to Obligations on my part shall be construed to include obligations, wherever relevant, to procure that equivalent actions be taken by the Nominee.

15.4	The obligations and provisions set out in this Undertaking apply equally to the persons, if any, from whom I am to procure acceptance of the Takeover Offer pursuant to the terms of paragraph 3 above or votes in favour of the resolutions to implement the Scheme pursuant to paragraph 7 above (as the case may be) in respect of the Subject Shares held by those individuals (or, in the case of paragraph 2.2, any Relevant Securities in which I will acquire an interest), and I shall procure the observance by such persons of the terms hereof as if they were each specifically a party hereto.

Schedule 1

Part 1 - Company Share Details

Class	Number	Registered Holder	Ultimate Beneficial Owner
Ordinary	[ ● ]	[ ● ]	[ ● ]

Part 2 - Convertible Share Details

Date of grant	Number of shares under option/ award	Exercise Period	Exercise price
[ ● ]	[ ● ]	[ ● ]	[ ● ]

Schedule 2

Draft Rule 2.7 Announcement

In witness whereof this Deed has been duly executed and delivered as a deed poll on the date shown at the beginning of this document

EXECUTED AND DELIVERED as a deed By [ ● ]
Signature
Witness to Signature of [ ● ]

Witness

Print Name of Witness

Print Address of Witness

Occupation of Witness